File 82-2783

Formation

Formation Capital Corporation
Suite 720 - 789 West Pender Street
Vancouver, B.C. Canada V6C 1H2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Re-Starting of Silver Refinery Commences

Vancouver, B.C., January 13, 2004, Formation Capital Corporation (FCO-TSX) (the Company) is pleased to announce that its wholly owned subsidiary, Formation Chemicals, Inc., has commenced the process of re-starting the silver refining section of the Big Creek Hydrometallurgical Complex ("Complex") located near Kellogg, Idaho. Mr. John L. Allen, Corporate Vice President of Operations and General Manager of Formation Chemicals, Inc. will be overseeing the re-starting process. Mr. Allen has 24 years of mineral processing experience and served for many years in various operating, metallurgical and project development capacities with Sunshine Mining and Refining Company.

In 2003, Formation Chemicals, Inc. received numerous "Expression of Interest Letters" from potential customers that indicated grade and quantity of potential feedstock, that when totaled, exceed the silver refinery's current capacity of 10,000,000 oz Ag/yr. The Company is in the process of notifying these potential customers that the refinery is expected to be operational for the processing of high content silver materials by mid 2004.

Mr. Michael T. Perry joined Formation Chemicals, Inc. on January 1, 2004 as Comptroller for the Kellogg, Idaho operation. Mr. Perry holds a Bachelor of Science in Business Administration and Management degree from the University of Phoenix. He brings with him extensive experience in the metallurgical and general accounting fields specifically required for this operation and is intimately familiar with the Complex and its previous operation.

Formation Chemicals, Inc. has successfully identified additional candidates to fill other critical job functions. Interviews for key positions such as Human Resource Director, Manager of Metallurgy and Senior Chemist are in progress with final selection and offers of employment expected this week.

Various contractors are on site performing equipment maintenance, repair, and general cleanup. Additional contractors are scheduled to install modifications to branch electrical circuits, setup computer systems and begin service on the Complex's ventilation and air conditioning system. Formation Chemicals, Inc. intends to use local area contractors and personnel whenever possible.

With the hiring of key personnel, the Safety Rules Manual for future employees has been completed. As well, Formation Chemicals' Safety Training Program has been developed and awaits review by Occupational Safety and Health Administration (OSHA).

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

[redacted]

dlw 1/22

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.